PINE VALLEY REPORTS FURTHER EXTENSION OF CREDITOR PROTECTION ORDER

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, April 16, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the BC Supreme Court has granted a further extension of the order in favour of the Company and its subsidiaries under the Companies’ Creditors Arrangement Act (Canada) first granted on October 20, 2006 (the “Order”).  This extension will enable the Company and its subsidiaries to continue to pursue a transaction which would form the basis of a plan of arrangement with their creditors.  The Order, as extended, will remain in effect for a period ending on May 3, 2007, during which time creditors and other third parties will continue to be stayed from terminating agreements with the Company and its subsidiaries or otherwise taking steps against them.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

###

Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com